InterMetro Communications, Inc.
2685 Park Center Drive, Building A
Simi Valley, California 93065
(805) 433-8000

November 20, 2009

VIA EDGAR

Mr. Larry Spirgel
Assistant Director
Mail Stop 3720
Division of Corporation Finance
Untied States Securities and Exchange Commission
Washington, D.C. 20549

RE:  InterMetro Communications, Inc.
        File No. 000-51384

Dear Mr. Spirgel:

InterMetro Communications, Inc. (“InterMetro”) is in receipt of your November 6, 2009 letter that requests a response to your comments on the InterMetro Form 10-K filed April 15, 2009 and Form 10-Q filed August 19, 2009.  InterMetro hereby requests an extension of the time to respond to Friday, December 4, 2009.

I have spoken to your staff regarding this matter and the extension date requested in this letter was discussed in that conversation.  Please feel free to contact me at 805-433-8000 if I may be of further assistance.

Sincerely,

INTERMETRO COMMUNICATIONS, INC.

By: /s/ David Olert
Chief Financial Officer